Exhibit 99.1

Aurora Expands Medical Cannabis Portfolio in Germany: New flower varieties for patients with high THC needs

NASDAQ | TSX: ACB

EDMONTON, AB, April 28, 2023 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, and a leading manufacturer and supplier of dried flower for medical patients worldwide, today announced the expansion of its portfolio in Germany with the launch of two new cannabis flower products for patients. Pedanios 27/1 FRG CA and Pedanios 29/1 SRD CA are dried cannabis flower with high tetrahydrocannabinol (THC) content. With these new therapeutic options now available, the Company will better meet the individual medical needs of its patients.

"The addition of these two high-THC products to our German portfolio gives physicians even more options to provide patients individually tailored treatments," says Dr. Axel Gille, President of Aurora Europe. "We are committed to bringing high quality, consistent and innovative cannabis products to our patients in Germany and throughout Europe."

Providing patients with a broad spectrum of cannabis products and formats is important to individualized and patient-specific care. With this portfolio expansion, Aurora solidifies its international market-leading position in medical cannabis.

Pedanios 27/1 FRG CA is medical cannabis flower from the Farm Gas cultivar, with a THC content of about 27% and a cannabidiol (CBD) content of <1%. This cultivar is known for its complex aromas and fruity undertones.

Pedanios 29/1 SRD CA is medical cannabis flower from the Sourdough cultivar, with approximately 29% THC and <1% CBD. Both Farm Gas and Sourdough are proprietary cultivars developed by Aurora's leading science and innovation business, Occo. They are grown to the highest quality standards under EU GMP certified conditions, hang-dried, hand finished, and hand bottled, resulting in an exceptional product.

In addition, the Company announced it has filed a final short form base shelf prospectus with securities regulators in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F–10 with the United States Securities and Exchange Commission.

This news release does not constitute an offer of any securities for sale.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. as well as international brands, Pedanios, Bidiol and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, the expansion of the Company's medical cannabis product portfolio in Germany and continued supply into that market, and the associated benefits for patients and the Company, including the expected impact on the Company's market share in international medical cannabis.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances and that could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 20, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-expands-medical-cannabis-portfolio-in-germany-new-flower-varieties-for-patients-with-high-thc-needs-301811162.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2023/28/c0591.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:15e 28-APR-23